EXHIBIT 4.17


                                                        Dated: June 7, 2000


                        AMENDED RATE CAP TRANSACTION


                         Re: BNY Reference No.13226


Ladies and Gentlemen:

         The purpose of this letter agreement is to set forth the terms and conditions of the rate cap transaction entered into on April 18, 2000 (the "Rate Cap Transaction") between THE BANK OF NEW YORK ("BNY"), a trust company duly organized and existing under the laws of the State of New York, and Niagara LaSalle Corporation, (the "Company") a corporation duly organized on and existing under the laws of the State of Delaware,

         In consideration of the payment of the sum of USD 63,000.00 (the "Premium") by the Company to BNY by transfer of funds to BNY's Account (as hereinafter defined), on April 20, 2000, and in consideration of the promise by BNY to make payments to the Company in accordance with Section 2 hereof, the parties hereto agree as follows:

         Definitions.  The following terms shall have the following meanings:

         "BNY's Account" means the account of BNY as follows:

                           The Bank of New York
                           Derivative Products Support Department
                           32 Old Slip, 16th Floor
                           New York, New York 10286
                           Attention: Renee Etheart
                           ABA #021000018
                           Account #890-0068-175
                           Reference: Interest Rate Caps

         "Business Day" means any day which is a New York and London
Business Day.

         "Calculation Period" means each period from and including one Payment Date (or, in the case of the initial Calculation Period, the Effective Date) to but excluding the next succeeding Payment Date (or, in the case of the final Calculation Period, the Termination Date).

         "Cap Rate" means 8.28% per annum.

         "Company's Account" means the account of the Company as follows:
                  M & T Bank
                  ABA No. 022000046
                  A/C Name: Niagara LaSalle Corporation
                  A/C No. 152280

         "Designated Maturity" means 3 month(s).

         "Effective Date" means July 20, 2000.

         "Floating Rate" means, with respect to a Reset Date for each Calculation Period, the rate determined by BNY to be

(i) the per annum rate for deposits in U.S. dollars of the Designated Maturity which appears on the Telerate Page 3750 Screen on the day that is two London Business Days prior to that Reset Date (rounded upwards, if necessary, to the nearest 1/100,000 of 1%); (ii) if such rate does not appear on the Telerate Page 3750 Screen, the Floating Rate with respect to that Reset Date shall be the arithmetic mean (rounded as aforesaid) of the offered quotations obtained by BNY from the Reference Banks for deposits in U.S. dollars to leading banks in the London interbank market as of approximately 11:00 a.m. (London time) on the day that is two London Business Days prior to that Reset Date, provided that at least two of the Reference Banks provide BNY with such quotations or (iii) if fewer than two of the Reference Banks provide BNY with such quotations, the Floating Rate shall be the rate per annum which BNY determines to be the arithmetic mean (rounded as aforesaid) of the offered quotations which leading banks in New York City selected by BNY are quoting in the New York interbank market on that Reset Date for deposits in U.S. dollars to the Reference Banks or, if fewer than two such quotations are available, to leading European and Canadian Banks.

         "London Business Day" means any day on which banks are open for business in London and on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

         "New York Business Day" means any day on which banks are not required or authorized by law to close in New York City.

         "Notional Principal Amount" means USD 45,000,000.00.

         "Payment Date" means the 20th day of each January, April, July and October commencing on October 20, 2000, and ending on the Termination Date, provided that if any such day is not a Business Day, such Payment Date shall be the next succeeding Business Day, except that if such Payment Date would then fall in the next calendar month, such Payment Date shall be the next preceding Business Day.

         "Reference Banks" means four major banks in the London interbank market selected by BNY.

         "Reset Date" means the first day of each Calculation Period, except that if any Reset Date would fall on a day that is not a Business Day, that Reset Date will be the first preceding day that is a Business Day.

         "Telerate Page 3750 Screen" means the display designated as "Page 3750" on the Dow Jones Telerate Service (or such other page as may replace Page 3750 on that service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for U.S. Dollar deposits).

         "Termination Date" means April 20, 2002, provided that if such day is not a Business Day, the Termination Date shall be the next succeeding Business Day, except that if the Termination Date would then fall in the next calendar month, such Termination Date shall be the next preceding Business Day.

         "USD", "USD $", "U.S. Dollar", "Dollar", "U.S.$" and "$" each means the lawful currency of the United States of America.

1. Payments. BNY agrees, subject to the payment by the Company to BNY of the Premium, to pay to the Company on each Payment Date occurring on or prior to the Termination Date, an amount equal to the product of (i) the excess, if any, of the Floating Rate applicable to the Calculation Period ending on or nearest such Payment Date over the Cap Rate, in each case as determined by BNY, (ii) the Notional Principal Amount and (iii) the actual number of days in that Calculation Period divided by 360. All payments to the Company shall be made by deposit to the Company's Account. All payments to BNY shall be made by transfer of funds to BNY's Account.

         Representations. Each Party represents and warrants to the other that:

         (a) STATUS. It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing.

         (b) POWERS. It has the power to execute this letter agreement and any other documentation relating to this letter agreement to which it is a party, to deliver this letter agreement and any other documentation relating to this letter agreement that it is required by this letter agreement to deliver and perform its obligations under this letter agreement and has taken all necessary action to authorize such execution, delivery and performance including, without limitation, approval of its board of directors which approval is reflected in the minutes of said board.

         (c) NO VIOLATION OR CONFLICT. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.

         (d) CONSENTS. All governmental and other consents that are required to have been obtained by it with respect to this letter agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

         (e) OBLIGATIONS BINDING. Its obligations under this letter agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principals of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

         (f) ABSENCE OF LITIGATION. There is not pending or, to its knowledge, threatened against it or any of its affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this letter agreement.

         (g) ELIGIBLE SWAP PARTICIPANT. It is an "eligible swap participant" as defined in Commodity Futures Trading Commission Rule 35.1(b)(2) (17 C.F.R. 35.1(b)(2)).

         (h) NON-RELIANCE. It is acting for its own account, and it has made its own independent decisions to enter into the transaction evidenced by this letter agreement and as to whether such transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into such transaction; it being understood that information and explanations related to the terms and conditions of such transaction shall not be considered investment advice or a recommendation to enter into such transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of the transaction.

         (i) ASSESSMENT AND UNDERSTANDING. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the transaction evidenced by this letter agreement. It is also capable of assuming, and assumes, the risks of such transaction.

         (j) STATUS OF PARTIES. The other party is not acting as a fiduciary for or an adviser to it in respect of the transaction evidenced by this letter agreement.

         Delivery of Documents. Upon the execution and delivery of this letter agreement the Company shall deliver to BNY certified copies of (i) resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of this letter agreement, (ii) other necessary approvals and authorizations with respect to the execution, delivery and performance of this letter agreement, if any, and (iii) an incumbency certificate certifying the names, true signatures and authority of the person or persons signing this letter agreement.

         Waiver of Jury Trial. Each party hereby waives and agrees to waive the right to trial by jury in any action or proceeding instituted with respect to this letter agreement or the transaction contemplated hereby.

         Notices. Any notice or other communication in respect of this letter agreement may be given in any manner set forth below to the address or number provided below and will be deemed effective as indicated:

         (i) if in writing and delivered in person or by courier, on the date it is delivered;

         (ii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by transmission report generated by the sender's facsimile machine); or

         (iii) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted, unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Business Day.

         Either party may by notice to the other change the address or facsimile number at which notices or communication are to be given to it.

         The address for notices to the Company is:
                           Niagara LaSalle Corporation
                           c/o Niagara Corporation
                           667 Madison Avenue, 11th Floor
                           New York, NY 10021
                           Attn: Micheal Scharf
                           Telephone: 212-317-1000
                           Telefax: 212-317-1001

         The address for notices to BNY is:
                           The Bank of New York
                           Swaps and Derivative Products Group
                           Treasury Division
                           32 Old Slip 15th Floor
                           New York, New York 10286
                           Attention: James G. McAuliffe

         Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine.

         Assignments. Neither party shall have the right to assign its rights or obligations under this letter agreement without the prior written consent of the other party.

         Set-Off or Counterclaim. All payments under this letter agreement will be made without set-off or counterclaim, except that each party will have the right to set-off, counterclaim or withhold payment in respect of any default by the other party under this letter agreement or under any other agreement between the parties.

         Amendments. No amendment, modification or waiver in respect of this letter agreement will be effective unless in writing and executed by both BNY and the Company.

         Entire Agreement. This letter agreement constitutes the entire agreement and understanding of the Company and BNY with respect to its subject matter and supersedes all oral and prior writings with respect thereto, including the Confirmation dated April 18,2000 between the parties.

         Facsimile Execution. This letter agreement, any amendment, modification or waiver in respect thereof or notice hereunder may be executed and delivered by facsimile transmission; provided that the party sending such facsimile transmission shall indemnify and hold harmless the receiving party from and against any and all costs, expenses, damages, liabilities and claims (including attorney's fees) incurred by the receiving party as a result of any action taken or omitted by the receiving party based on its good faith reliance on such facsimile transmission; and provided further that any notice is subject to the provisions regarding "Notices" hereunder.

         Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this agreement and returning it via facsimile to Derivative Products Support Dept., Attn: Kenny Au-Yeung at
212-804-5818/5837. Once we receive this we will send you two original confirmations for execution.


                                            THE BANK OF NEW YORK


                                            By: /s/ Stephen Lawler
                                               ---------------------------
                                            Name:  Stephen Lawler

                                            Title: Senior Vice President




Accepted, agreed and confirmed as
of the date first above written:
NIAGARA LASALLE CORPORATION


By:/s/ Michael Scharf
   -----------------------

Name: Michael Scharf

Title: Chairman

Ref #: 13226